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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1*)

                       THE ST. LAWRENCE SEAWAY CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   791162 10 0
                                   -----------
                                 (CUSIP Number)

                                  KEVIN J. BAY
                             W4695 MORNINGSIDE ROAD
                               WATERTOWN, WI 53098
                                  920-925-3070
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 26, 2003
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the  following  box.    [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  791162  10  0
            -------------

     1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only).

          KEVIN  J.  BAY


     2.   Check  the  Appropriate  Box  if  a  Member  of  a  Group

          (a)   [ ]
          (b)   [X]

     3.   SEC  Use  Only

     4.   Source  of  Funds

          NOT APPLICABLE

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [  ]

     6.   Citizenship  or  Place  of  Organization

          USA

Number  of              7.     Sole  Voting  Power
Shares                           600
Beneficially            8.     Shared Voting Power
Owned  by                        15,000
Each                    9.     Sole  Dispositive  Power
Reporting                        600
Person  With           10.     Shared  Dispositive  Power
                                 15,000

     11.   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

           15,600

     12.   Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares

           [  ]

     13.   Percent  of  Class  Represented  by  Amount  in  Row  (11)

           4.0%

     14.   Type  of  Reporting  Person

           IN

CUSIP  No.  791162  10  0
            -------------

     1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only).

          DIANNE  M.  BAY


     2.   Check  the  Appropriate  Box  if  a  Member  of  a  Group

          (a)   [ ]
          (b)   [X]

     3.   SEC  Use  Only

     4.   Source  of  Funds

          NOT APPLICABLE

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [  ]

     6.   Citizenship  or  Place  of  Organization

          USA

Number  of              7.     Sole  Voting  Power
Shares                           1,900
Beneficially            8.     Shared Voting Power
Owned  by                        15,000
Each                    9.     Sole  Dispositive  Power
Reporting                        1,900
Person  With           10.     Shared  Dispositive  Power
                                 15,000

     11.   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

           16,900

     12.   Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares

           [  ]

     13.   Percent  of  Class  Represented  by  Amount  in  Row  (11)

           4.3%

     14.   Type  of  Reporting  Person

           IN

ITEM  1.     SECURITY  AND  ISSUER
             ---------------------

     This statement relates to common stock, par value $1.00 per share ("Common Stock"), of The St. Lawrence Seaway Corporation, an Indiana corporation (the "Company"). The principal executive offices of the Company are located at 320 North Meridian Street, Suite 818, Indianapolis, Indiana 46204.

ITEM  2.     IDENTITY  AND  BACKGROUND
             -------------------------

     (a)-(c) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is filed on behalf of certain individuals identified below (the "Reporting Persons") who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have disposed of beneficial ownership of more than five percent of the Common Stock of the Company as a result of such individuals' sale of certain shares of the Common Stock through various market transactions. This statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock of the Company.

     Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

     The names, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for the Reporting Persons are as follows:

          Kevin  J.  Bay.  Mr. Bay's resident address is W4695 Morningside Road,
          --------------
Watertown, Wisconsin 53098. Mr. Bay is a stockbroker with Piper Jaffray, at 3960 Hillside Drive, Suite 101, Delafield, Wisconsin 53018.

          Dianne  M. Bay.  Ms. Bay's resident address is W4695 Morningside Road,
          --------------
Watertown,  Wisconsin  53098.  Ms.  Bay  is  a  homemaker.

     (d) Neither of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

     (f) Both of the individuals identified in this Item 2 are citizens of the United States of America.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION
             --------------------------------------------------------

     Not  Applicable.

ITEM  4.     PURPOSE  OF  TRANSACTION
             ------------------------

     Purpose:  Not  Applicable.

     The Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER
             -----------------------------------------

     (a)-(b) Although each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have retained beneficial ownership of 17,500 shares of Common Stock, representing approximately 4.4% of the outstanding Common Stock as of April 9, 2003.

     Each person named in response to Item 2 hereof has, as of April 9, 2003 or as of such other date specified below, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Common Stock as follows:

          Kevin J. Bay.  Mr. Bay has the sole power to vote 600 shares of Common
          ------------
Stock and the sole power to dispose of 600 shares of Common Stock, and shared power to vote 15,000 shares of Common Stock and shared power to dispose of 15,000 shares of Common Stock, which constitutes approximately 4.0% of the outstanding Common Stock in the aggregate.

          Dianne  M.  Bay.  Ms.  Bay  has the sole power to vote 1,900 shares of
          ---------------
Common Stock and the sole power to dispose of 1,900 shares of Common Stock, and shared power to vote 15,000 shares of Common Stock and shared power to dispose of 15,000 shares of Common Stock, which constitutes approximately 4.3% of the outstanding Common Stock in the aggregate.

     (c) The following transactions in Common Stock of the Company by the Reporting Persons occurred during the 60 days prior to April 9, 2003.


                                 Number of
Transaction Date         Common Stock Shares Sold    Price Per Share
----------------         ------------------------    ----------------
March 26, 2003                  1,000                    $ 2.00
March 26, 2003                    500                    $ 2.30
March 26, 2003                    500                    $ 2.25
March 26, 2003                    500                    $ 2.20
March 26, 2003                    500                    $ 2.15


     All of the transactions listed above were completed from the Bays' joint account.

     (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on March 26, 003.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
            --------------------------------------------------------------------
TO SECURITIES  OF  THE  ISSUER
------------------------------

     The Reporting Persons are husband and wife. The Bays own 15,000 shares of Common Stock of the Company in a joint account.

ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS
             --------------------------------------

     Exhibit 1 - Agreement Among Reporting Persons, with respect to the filing of a single statement on Schedule 13D.


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April  9,  2003

                                                   /s/ Kevin  J.  Bay
                                               --------------------------------
                                                      Kevin J. Bay


                                                  /s/ Dianne  M.  Bay
                                               --------------------------------
                                                      Dianne M. Bay

                                    EXHIBIT 1

                        AGREEMENT AMONG REPORTING PERSONS

     The undersigned hereby agree to file a single statement on Schedule 13D to report their beneficial ownership of the common stock of The St. Lawrence Seaway Corporation pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934.


Date:  April  9,  2003                             /s/ Kevin  J.  Bay
                                               --------------------------------
                                                      Kevin J. Bay


Date:  April  9,  2003                            /s/ Dianne  M.  Bay
                                               --------------------------------
                                                      Dianne M. Bay